Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is made and entered into as of July 15, 2022 (the “Execution Date”) by and among Immunocore Holdings plc (registered number 13119746), a public limited company incorporated in England and Wales whose registered office is at 92 Park Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RY United Kingdom (the “Company”), and the Investors identified on Exhibit A attached hereto (each an “Investor” and collectively the “Investors”).

RECITALS

A.
The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Section 4(a)(2) of the Securities Act of 1933, as amended (“1933 Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the SEC (as defined below) under the 1933 Act;

B.
The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and subject to the conditions stated in this Agreement, (A) the Company’s American Depository Shares (the “ADSs”), each representing one ordinary share of the Company, nominal value £0.002 per ordinary share (the “Ordinary Shares”), and/or (B) the Company’s non-voting ordinary shares, nominal value £0.002 per non-voting ordinary share (the “Non-Voting Ordinary Shares”);

C.
The ADSs are not registered and will be issued as restricted securities pursuant to that certain deposit agreement, dated as of February 9, 2021 (the “Deposit Agreement”), by and among the Company, Citibank, N.A. as depositary (the “Depositary”), and all Holders and Beneficial Owners of ADSs issued thereunder, as supplemented by that certain letter agreement, dated on or about the date hereof, by and between the Company and the Depositary;

D.
The Company shall, following subscription by the Investors of the ADSs to be sold pursuant to this Agreement (the “Private Placement ADSs”), deposit, on behalf of the relevant Investors, the Ordinary Shares underlying the Private Placement ADSs (the “Underlying Ordinary Shares”) with Citibank, N.A. (London), as custodian for the Depositary (the “Custodian”), which shall issue and deliver the Private Placement ADSs to the relevant Investors; and

E.
Contemporaneously with the sale of the Private Placement ADSs and the Non-Voting Ordinary Shares to be sold pursuant to this Agreement (the “Private Placement Non-Voting Ordinary Shares”), the parties hereto will execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights in respect of the Private Placement ADSs and the Private Placement Non-Voting Ordinary Shares under the 1933 Act and applicable state securities laws.

References in this Agreement to (1) the Company issuing and selling ADSs to the Investors, and similar or analogous expressions, shall be understood to include references to the Company allotting and issuing the new Ordinary Shares underlying those ADSs to the Custodian and procuring the issue of ADSs representing such Ordinary Shares by the Depositary or its nominee to the relevant Investors; and (2) the purchase of, or payment for, any ADSs, and similar or analogous expressions, shall be understood to refer to the subscription for the Ordinary Shares underlying those ADSs, as well as deposit of the Ordinary Shares for ADSs representing such Ordinary Shares, and the payment of the subscription moneys in respect of such Ordinary Shares.

References in this Agreement to (1) the Company issuing and selling Non-Voting Ordinary Shares to the Investors and/or to the Investors purchasing, or paying for, Non-Voting Ordinary Shares, and similar or analogous expressions, shall be understood to refer to the Company allotting and issuing the new Non-Voting Ordinary Shares to the Investors or their nominees; and (2) the purchase price for a Non-Voting Ordinary Share shall be understood to refer to the subscription price per Non-Voting Ordinary Share.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

“ADSs” has the meaning set forth in the recitals to this Agreement.

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common Control with such Person.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in New York City and London are open for the general transaction of business.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any Person listed in the first paragraph of Rule 506(d)(1).

“Company’s Knowledge” means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company.

“Companies Act” means the UK Companies Act 2006.

“Control” (including the terms “controlling,” “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Custodian” has the meaning set forth in the recitals to this Agreement.

“Deposit Agreement” has the meaning set forth in the recitals to this Agreement.

“Depositary” has the meaning set forth in the recitals to this Agreement.

“Disqualification Event” has the meaning set forth in Section 4.33.

“EDGAR system” has the meaning set forth in Section 4.9.

“Environmental Laws” has the meaning set forth in Section 4.15.

“FSMA” means the UK Financial Services and Markets Act 2000.

“GA Vehicle” means GA IMC Holding, L.P.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“HSR Act” has the meaning set forth in Section 4.5.

“IFRS” has the meaning set forth in Section 4.17.

“Intellectual Property” has the meaning set forth in Section 4.14.

“Investor Questionnaire” has the meaning set forth in Section 5.8.

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations, financial condition or business of the Company and its subsidiaries taken as a whole, (ii) the legality or enforceability of any of the Transaction Documents or (iii) the ability of the Company to perform its obligations under the Transaction Documents, except that for purposes of Section 6.1(h) of this Agreement, in no event shall a change in the market price of the ADSs alone constitute a “Material Adverse Effect”.

“Material Contract” means any contract, instrument or other agreement to which the Company is a party or by which it is bound that has been filed or was required to have been filed as an exhibit to the SEC Filings pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

“Nasdaq” means the Nasdaq Global Select Market.

“Non-Voting Ordinary Shares” has the meaning set forth in the recitals to this Agreement.

“Ordinary Shares” has the meaning set forth in the recitals to this Agreement.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Press Release” has the meaning set forth in Section 10.8.

“Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Union.

“Principal Trading Market” means the Trading Market on which the ADSs are primarily listed on and quoted for trading, which, as of the date of this Agreement and the Closing Date, shall be the Nasdaq Global Select Market.

“Private Placement ADSs” has the meaning set forth in the recitals to this Agreement.

“Private Placement Non-Voting Ordinary Shares” has the meaning set forth in the recitals to this Agreement.

“Private Placement Shares” means the Underlying Ordinary Shares and the Private Placement Non-Voting Ordinary Shares.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Regulation D” has the meaning set forth in the recitals to this Agreement.

“Regulatory Authorities” has the meaning set forth in Section 4.30.

“Sanctions” has the meaning set forth in Section 4.25.

“Sanctioned Country” has the meaning set forth in Section 4.25.

“SEC” means the U.S. Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 4.8.

“Securities” means the Private Placement ADSs and the Private Placement Non-Voting Ordinary Shares.

 “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include the location and/or reservation of borrowable shares of ADSs).

“Trading Day” means (i) a day on which the ADSs are listed or quoted and traded on their Principal Trading Market (other than the OTC Bulletin Board), or (ii) if the ADSs are not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the ADSs are traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the ADSs are not quoted on any Trading Market, a day on which the ADSs are quoted in the over-the-counter market as reported in the “pink sheets” by OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the ADSs are not listed or quoted as set forth in (i), (ii) or (iii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the OTC Bulletin Board on which the ADSs are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement and the Registration Rights Agreement.

“UK Prospectus Regulation” means the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

“Underlying Ordinary Shares” has the meaning set forth in the recitals to this Agreement.

“1933 Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2.         Purchase and Sale of the Securities. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company will issue and sell, and each Investor will purchase, severally and not jointly, (A) the number of ADSs set forth opposite the name of such Investor under the heading “Number of ADSs” on Exhibit A attached hereto and/or (B) the number of Non-Voting Ordinary Shares set forth opposite the name of such Investor under the heading “Number of Non-Voting Ordinary Shares” on Exhibit A attached hereto. The purchase price per ADS shall be $37.50. The purchase price per Non-Voting Ordinary Share shall be $37.50.

3.          Closing.

3.1        Upon the satisfaction of the conditions set forth in Section 6, the completion of the purchase and sale of the Securities (the “Closing”) shall occur remotely via exchange of documents and signatures at a time (the “Closing Date”) to be agreed to by the Company and the majority of the Investors but (i) in no event earlier than the second Business Day after the date hereof and (ii) in no event later than the fifth Business Day after the date hereof, or at such other time, date and location as the Company and the Investors may mutually agree in writing.

3.2       Each Investor, on the Closing Date, shall deliver or cause to be delivered to the Company an amount equal to the purchase price to be paid by the Investor for the Securities to be acquired by it as set forth opposite the name of such Investor under the heading “Aggregate Purchase Price of Securities” on Exhibit A attached hereto. Such aggregate purchase price shall be paid in cash, U.S. dollars, via wire transfer of immediately available funds pursuant to the wire instructions delivered to the Investor by the Company not less than two (2) Business Days before the Closing Date.

3.3       At the Closing, the Company shall deliver or cause to be delivered to each Investor (or its nominee in accordance with such Investor’s delivery instructions) (A) a number of ADSs, registered in the name of the Investor (or its nominee in accordance with its delivery instructions), equal to the number of ADSs set forth opposite the name of such Investor under the heading “Number of ADSs” on Exhibit A attached hereto, or (B) a number of Non-Voting Ordinary Shares, registered in the name of the Investor (or its nominee in accordance with its delivery instructions), equal to the number of Non-Voting Ordinary Shares set forth opposite the name of such Investor under the heading “Number of Non-Voting Ordinary Shares” on Exhibit A attached hereto, if any. The Private Placement ADSs shall be delivered via a book-entry record through the Depositary. Unless the Company and an Investor otherwise mutually agree with respect to such Investor’s Private Placement ADSs, at Closing settlement shall occur on a “free delivery” basis. The Private Placement Non-Voting Ordinary Shares shall be delivered in certificated form and the Company shall procure that its registrar shall (i) register the relevant Investors (or their nominee(s), as applicable) as holders of the relevant Private Placement Non-Voting Ordinary Shares on the Closing Date and (ii) send share certificates in respect of the Private Placement Non-Voting Ordinary Shares to the relevant Investors (at the addresses advised in writing by each such Investor to the Company prior to the Closing Date) within fourteen days of the Closing Date.

4.         Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that, except as described in the Company’s SEC Filings filed since January 1, 2022 and at least one Trading Day prior to the Execution Date (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any such filings or any filings furnished to the SEC), which qualify these representations and warranties in their entirety:

4.1        Organization, Good Standing and Qualification. The Company is a corporation duly organized and validly existing under the laws of England and Wales and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease its properties. The Company is duly qualified to do business as a foreign corporation and is in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect. Each subsidiary of the Company has been duly incorporated or organized and is validly existing and in good standing (or such equivalent concepts to the extent they exist under the law of such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, and have all requisite power and authority to carry on their business as now conducted and to own or lease their properties. The Company’s subsidiaries are duly qualified to do business and are in good standing (or such equivalent concept to the extent it exists under the law of such jurisdiction) in each jurisdiction in which the conduct of their business or their ownership or leasing of property makes such qualification necessary unless the failure to so qualify has not had and would not reasonably be expected to have a Material Adverse Effect.

4.2      Authorization. The Company has the requisite corporate power and authority and has taken all requisite corporate action necessary for, and no further action on the part of the Company, its officers, directors and shareholders is necessary for, (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities and (iv) the allotment and issue of the Private Placement Shares. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally and to general equitable principles.

4.3        Capitalization. The issued and outstanding share capital of the Company as set forth in its most recent SEC Filing was accurate in all material respects as of the date indicated therein in such SEC Filing. All of the issued share capital of the Company has been duly and validly authorized and issued and is fully paid and not subject to any call for the payment of further capital and conforms to the most recent description of the ADSs, Ordinary Shares and Non-Voting Ordinary Shares contained in the Company’s SEC Filings.

4.4       Valid Issuance. The Private Placement ADSs will be duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and not subject to any call for the payment of further capital and will be free of any liens, encumbrances, preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Private Placement ADSs, except for restrictions on transfer imposed by applicable securities laws or set forth in the Transaction Documents, and the Private Placement ADSs will rank equally in all respects with the existing ADSs. The Underlying Ordinary Shares may be freely deposited by the Company with the Depositary or its nominee (by issuing such Underlying Ordinary Shares to the Custodian) against issuance of the Private Placement ADSs evidencing such Ordinary Shares, as contemplated by the Deposit Agreement. The Private Placement Shares have been duly and validly authorized for allotment, issuance and sale (including pursuant to section 551 of the Companies Act), and, when allotted and issued and delivered by the Company against payment therefor pursuant to this Agreement, will be validly allotted and issued and fully paid, and will not be subject to any call for further payment of capital and shall be free and clear of all pledges, liens, security interests, charges, claims, encumbrances and restrictions (other than those created by an Investor), except for restrictions on transfer imposed by applicable securities laws or set forth in the Transaction Documents. The allotment, issuance and sale of the Private Placement Shares is not subject to any pre-emption rights (save to the extent validly disapplied), rights of first refusal or other similar rights to subscribe for or purchase such shares (including those provided by section 561(1) of the Companies Act, in relation to which section the directors of the Company have been validly empowered under section 570 of the Companies Act to allot such shares as if section 561 did not apply). The Underlying Ordinary Shares will rank equally in all respects with the existing issued Ordinary Shares. The Private Placement Non-Voting Ordinary Shares will rank equally in all respects with the existing issued Non-Voting Ordinary Shares.

4.5        Consents. Subject to the accuracy of the representations and warranties of each Investor set forth in Section 5 hereof, the execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or filing with, any Person, governmental body, agency, or official other than (a) filings that have been made pursuant to applicable state securities laws, (b) post-sale filings pursuant to applicable state and federal securities laws, (c) filings made to the Registrar of Companies in the United Kingdom with respect to the allotment and issue of the Private Placement Shares, (d) filing of the registration statement required to be filed by the Registration Rights Agreement, (e) filings deemed necessary or prudent by an applicable Investor, based on, inter alia, its nationality under the Defense Production Act of 1950, or consents or other filings required by applicable antitrust laws and/or foreign direct investment laws, such filings as may be required by an applicable Investor including but not limited to a filing under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)and (f) filings required by the 1933 Act, 1934 Act, and the rules of the SEC, each of which the Company has filed or undertakes to file within the applicable time. All notices, consents, authorizations, orders, filings and registrations which the Company is required to deliver or obtain prior to the Closing pursuant to the preceding sentence have been obtained or made or will be delivered or obtained or effected, and shall remain in full force and effect, on or prior to the Closing.

4.6       Use of Proceeds. The net proceeds of the sale of the Securities hereunder shall be used by the Company for advancement of the Company’s clinical development pipeline, business development activities, working capital and general corporate purposes.

4.7        No Material Adverse Change. Since June 30, 2021, except as identified and described in the SEC Filings filed at least one Trading Day prior to the date hereof, there has not been:

i.
any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s interim report for the three months ended March 31, 2022 filed with the SEC on May 11, 2022, except for changes in the ordinary course of business which have not had and would not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

ii.
any declaration or payment by the Company of any dividend, or any authorization or payment by the Company of any distribution, on any of the share capital of the Company, or any redemption or repurchase by the Company of any securities of the Company;

iii.	any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company;
iv.	any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;
v.
any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted);

vi.	any material change to any Material Contract or arrangement by which the Company is bound or to which any of its assets or properties is subject;
vii.	any material labor difficulties or, to the Company’s Knowledge, labor union organizing activities with respect to employees of the Company;
viii.	any material transaction entered into by the Company other than in the ordinary course of business; or
ix.	any other event or condition of any character that has had or would reasonably be expected to have a Material Adverse Effect.

4.8       SEC Filings. The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the 1933 Act and the 1934 Act, including pursuant to Section 13(a) or 15(d) thereof, for the one year period preceding the date hereof (collectively, the “SEC Filings”). At the time of filing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder. At the time of filing or furnishing thereof, the SEC Filings complied in all material respects with the requirements of the 1933 Act or the 1934 Act, as applicable, and the rules and regulations of the SEC thereunder.

4.9        No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities in accordance with the provisions thereof will not, except (solely in the case of clause (i)(b) and clause (ii)) for such violations, conflicts or defaults as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under, the Company’s articles of association, as in effect on the date hereof (a true and complete copy of which have been made available to the Investors through the Electronic Data Gathering, Analysis, and Retrieval system (the “EDGAR system”)), or (b) assuming the accuracy of the representations and warranties in Section 5, any applicable statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or its subsidiaries, or any of their assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or its subsidiaries or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract. This Section 4.9 does not relate to matters with respect to tax status, which are the subject of Section 4.10, employee relations and labor matters, which are the subject of Section 4.13, or environmental laws, which are the subject of Section 4.15.

4.10      Tax Matters. The Company and its subsidiaries have timely prepared and filed all material tax returns required to have been filed by them with all appropriate governmental agencies and timely paid all material taxes shown thereon or otherwise owed by them other than taxes (i) which are being contested in good faith and for which reserves in accordance with applicable accounting principles have been made or (ii) which could not singly, or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.11      Title to Properties. The Company and its subsidiaries have good and marketable title to all real properties and all other material properties and assets owned by them, in each case free from liens, encumbrances and defects, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; and the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions, except such as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

4.12      Certificates, Authorities and Permits. The Company possesses adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, except where failure to so possess would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. The Company has not received any written notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that would reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, on the Company.

4.13      Labor Matters.

(a)       Neither the Company nor any of its subsidiaries is a party to or bound by any collective bargaining agreements or other agreements with labor organizations. To the Company’s Knowledge, neither the Company nor any of its subsidiaries has violated in any material respect any laws, regulations, orders or contract terms affecting the collective bargaining rights of employees or labor organizations, or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

(b)        No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company or any of its subsidiaries, exists or, to the Company’s Knowledge, is threatened or imminent.

4.14      Intellectual Property. The Company and its subsidiaries own, possess, license or have other rights to use, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the Company’s business in all material respects as now conducted or as proposed in the SEC Filings to be conducted; and (a) there are no rights of third parties to any such Intellectual Property, including no liens, security interests or other encumbrances; (b) to the Company’s Knowledge, there is no material infringement by third parties of any such Intellectual Property; (c) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property; (d) such Intellectual Property that is described in the SEC Filings has not been adjudged by a court of competent jurisdiction invalid or unenforceable, in whole or in part; (e) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property that is owned or licensed by the Company, including interferences, oppositions, reexaminations or government proceedings; (f) there is no pending or, to the Company’s Knowledge, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates, or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others; and (g) each key employee of the Company and each Company employee involved with the development of Intellectual Property has entered into an invention assignment agreement with the Company.

4.15      Environmental Matters. Neither the Company nor any of its subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), nor has the Company or any of its subsidiaries released any hazardous substances regulated by Environmental Law onto any real property that it owns or operates, and has not received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws, which violation, release, notice, claim, or liability would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and to the Company’s Knowledge, there is no pending or threatened investigation that would reasonably be expected to lead to such a claim.

4.16     Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending, or to the Company’s Knowledge, threatened to which the Company or its subsidiaries are a party or to which any property of the Company or its subsidiaries are the subject that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

4.17     Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, subject in the case of unaudited financial statements to normal, immaterial year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board applied on a consistent basis during the periods involved (“IFRS”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by IFRS). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

4.18     Insurance Coverage. The Company maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure.

4.19      Compliance with Nasdaq Continued Listing Requirements. The Company is in compliance with applicable Nasdaq continued listing requirements. There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to the continued listing of the ADSs on Nasdaq and the Company has not received any notice of, nor to the Company’s Knowledge is there any reasonable basis for, the delisting of the ADSs from Nasdaq.

4.20     Brokers and Finders. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company or any of its subsidiaries for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by the Transaction Documents.

4.21     No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities. The Company has offered the Securities for sale only to the Investors.

4.22     No Integrated Offering. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, neither the Company nor any of its Affiliates, its subsidiaries nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any Company security, under circumstances that would adversely affect reliance by the Company on Section 4(a)(2) and Regulation D for the exemption from registration for the transactions contemplated hereby or would require registration of the Private Placement ADSs or the Private Placement Shares under the 1933 Act.

4.23     Private Placement. Assuming the accuracy of the representations and warranties of the Investors set forth in Section 5, the offer and sale of the  Securities to the Investors as contemplated hereby are exempt from the registration requirements of the 1933 Act and will not require the publication of a prospectus by the Company under FSMA and the UK Prospectus Regulation. The issuance and sale of the  Securities do not contravene the rules and regulations of Nasdaq.

4.24     Questionable Payments. Neither the Company nor its subsidiaries nor, to the Company’s Knowledge, any of their current or former directors, officers, employees, agents or other Persons acting on behalf of the Company or its subsidiaries, has on behalf of the Company or its subsidiaries in connection with their business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets which is in violation of applicable law; (d) made any false or fictitious entries on the books and records of the Company; (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature or (f) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.25     No Conflicts with Sanctions Laws. Neither the Company nor any of its subsidiaries, directors, officers or employees, to their Knowledge, nor, to the Company’s Knowledge, any agent, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or target of comprehensive Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic (each, a “Sanctioned Country”); and the Company and its subsidiaries will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any unauthorized activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person participating in the transaction, whether as underwriter, advisor, investor or otherwise, of Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any unauthorized dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

4.26     Transactions with Affiliates. None of the executive officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company is presently a party to any transaction with the Company (other than as holders of share options, restricted share units, warrants and/or restricted shares, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company’s Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.27     Internal Controls. The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the 1934 Act), that are designed to comply with the requirements of the 1934 Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and the Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the 1934 Act and such disclosure controls and procedures are effective. Since the end of the Company’s most recent audited fiscal year, there have been no material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal controls over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or would reasonably be expected to materially affect, the Company’s internal control over financial reporting.

4.28     Reliance. The Company has a reasonable basis for making each of the representations set forth in this Section 4. The Company acknowledges that the Investors and, for purposes of the opinions to be delivered pursuant to Section 6 hereof, counsel to the Company, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

4.29      Investment Company. The Company is not required to be registered as, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

4.30      Tests and Preclinical and Clinical Trials. (i) The preclinical studies and clinical trials conducted by or on behalf of or sponsored by the Company or its subsidiaries, or in which the Company or its subsidiaries have participated, that are described in the SEC Filings, or the results of which are referred to in the SEC Filings, as applicable, were, and if still pending are, being conducted in all material respects in accordance with standard medical and scientific research standards and procedures for products or product candidates comparable to those being developed by the Company and all applicable statutes and all applicable rules and regulations of the U.S. Food and Drug Administration and comparable regulatory agencies outside of the United States to which they are subject, including the European Medicines Agency (collectively, the “Regulatory Authorities”) and Good Clinical Practice and Good Laboratory Practice requirements; (ii) the descriptions in the SEC Filings of the results of such studies and trials are accurate and complete descriptions in all material respects and fairly present the data derived therefrom; (iii) to the Company’s Knowledge, there are no other studies or trials not described in the SEC Filings, the results of which the Company believes are inconsistent with or reasonably call into question the results described or referred to in the SEC Filings; (iv) the Company and its subsidiaries have operated at all times and are currently in compliance with all applicable statutes, rules and regulations of the Regulatory Authorities, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect; and (v) neither the Company nor any of its subsidiaries have received any written notices, correspondence or other communications from the Regulatory Authorities or any other governmental agency requiring or threatening the termination, material modification or suspension of any preclinical studies or clinical trials that are described in the SEC Filings or the results of which are referred to in the SEC Filings, other than ordinary course communications with respect to modifications in connection with the design and implementation of such studies or trials.

4.31      Manipulation of Price. The Company has not taken, and, to the Company’s Knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities.

4.32      Anti-Bribery and Anti-Money Laundering Laws. Each of the Company, its subsidiaries and any of their respective officers, directors, supervisors, managers, agents, or employees, to their Knowledge, are and have at all times been in compliance with and its participation in the offering will not violate: (A) anti-bribery laws, including but not limited to, any applicable law, rule, or regulation of any locality, including but not limited to any law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed December 17, 1997, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other law, rule or regulation of similar purposes and scope or (B) anti-money laundering laws, including, but not limited to, applicable federal, state, international, foreign or other laws, regulations or government guidance regarding anti-money laundering, including, without limitation, Title 18 US. Code sections 1956 and 1957, the Patriot Act, the Bank Secrecy Act, and international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, all as amended, and any Executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder.

4.33      No Bad Actors. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

4.34      Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1).

4.35      Compliance. The Company is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived) or (ii) in violation of any judgment, decree or order of any court, arbitrator or governmental body, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

4.36      Acknowledgement Regarding Investors’ Purchase of the Securities. The Company acknowledges and agrees that each Investor is acting solely in the capacity of an arm’s length purchaser with respect to the transactions contemplated in the Agreement, including, but not limited to, the issuance of the Private Placement ADSs and the issuance of the Private Placement Non-Voting Ordinary Shares. The Company further acknowledges that the Investors are not acting as financial advisor or fiduciary to the Company (or in any similar capacity) with respect to the Agreement and any advice given by an Investor or any of its representatives or agents in connection with the Agreement and the transactions contemplated herein is merely incidental to such Investor’s purchase of the Securities.

4.37     Beneficial Ownership Limitation. [For GA Vehicle only: Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and each Investor shall not purchase or acquire, any ADSs or Ordinary Shares under this Agreement which, when aggregated with all other ADSs or Ordinary Shares then beneficially owned by an Investor and its affiliates (as calculated pursuant to Section 13(d) of the 1934 Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by such Investor of more than 19.9% of the Company’s outstanding share capital (the “Beneficial Ownership Limitation”). Pursuant to the definition of Beneficial Ownership Limitation in the Company’s articles of association, as in effect on the date hereof, GA Vehicle hereby requests, and the Company hereby agrees, that the threshold in the definition of “Beneficial Ownership Limitation”, with respect to GA Vehicle and its affiliates, shall be increased, with effect from the date hereof, from 9.99% to 19.9% of any class of securities of the Company registered under the 1934 Act. The Investors and the Company shall each cooperate in good faith in the determinations required under this Section 4.37 and the application of this Section 4.37. An Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. The provisions of this Section 4.37 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4.37 to the extent necessary to properly give effect to the limitations contained in this Section 4.37.] [For all other investors: Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and each Investor shall not purchase or acquire, any ADSs or Ordinary Shares under this Agreement which, if, when aggregated with all other ADSs or Ordinary Shares then beneficially owned by an Investor and its affiliates (as calculated pursuant to Section 13(d) of the 1934 Act and Rule 13d-3 promulgated thereunder), the beneficial ownership by such Investor of the Company’s outstanding share capital immediately prior to such issuance or sale exceeds, or as a result of such issuance or sale would exceed, 9.99% (the “Beneficial Ownership Limitation”). An Investor, upon written notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 4.37, provided that (i) the Beneficial Ownership Limitation shall not exceed 19.99% of any class of securities of the Company registered under the 1934 Act; (ii) any such increase or decrease shall only be applicable to such holder in relation to such securities; and (iii) the provisions of this Section 4.37 shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such written notice is delivered to the Company. For purposes of calculating the Beneficial Ownership Limitation, a holder may rely on the number of outstanding shares of the subject class as stated in the most recent of the following: (A) the Company’s most recent periodic or annual filing; (B) a more recent public announcement by the Company that is publicly filed; or (C) a more recent notice by the Company or the Company’s registrar to the holder setting forth the number of shares then outstanding. Upon the written request of a holder (which may be by email with confirmation), the Company shall, within five (5) Business Days thereof, confirm in writing to such holder (which may be via email) the number of shares then outstanding. The Investors and the Company shall each cooperate in good faith in the determinations required under this Section 4.37 and the application of this Section 4.37. An Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error. The provisions of this Section 4.37 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 4.37 to the extent necessary to properly give effect to the limitations contained in this Section 4.37.]

4.38     Cleansing. The Company agrees to publicly disseminate, on or before September 30, 2022, information shared with the Investors in connection with the transactions contemplated by this Agreement pursuant to the terms of the Confidential Disclosure Agreement entered into between the Company and each Investor, which such information the Company deems to be “material,” as reasonably determined by the Company in its sole judgment.

5.          Representations and Warranties of the Investors. Each of the Investors hereby severally, and not jointly, represents and warrants to the Company that:

5.1       Organization and Existence. Such Investor is a duly incorporated or organized and validly existing corporation, limited partnership, limited liability company or other legal entity, has all requisite corporate, partnership or limited liability company power and authority to enter into and consummate the transactions contemplated by the Transaction Documents and to carry out its obligations hereunder and thereunder, and to invest in the Securities pursuant to this Agreement, and is in good standing under the laws of the jurisdiction of its incorporation or organization.

5.2       Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each has been duly executed and when delivered will constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally, and general principles of equity.

5.3        Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, for the purpose of investment and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. The Securities are being purchased by such Investor in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.4        Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5       Disclosure of Information. Such Investor has had an opportunity to receive, review and understand all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities, and has conducted and completed its own independent due diligence. Such Investor acknowledges that copies of the SEC Filings are available on the EDGAR system. Based on the information such Investor has deemed appropriate, it has independently  (or together with its investment adviser) made its own analysis and decision to enter into the Transaction Documents. Such Investor is relying exclusively on its own investment analysis and due diligence (including professional advice it deems appropriate) with respect to the execution, delivery and performance of the Transaction Documents, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

5.6      Restricted Securities. Such Investor understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances. Such Investor understands that such Underlying Ordinary Shares shall not be deposited in any depositary facility established or maintained by a depositary bank unless it is a restricted depositary facility.

5.7        Legends. It is understood that, except as provided below, certificates or book-entry positions evidencing the Securities may bear the following or any similar legend:

(a)      “THESE SECURITIES REPRESENTED HEREBY  HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE BUT HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (IV) THE SECURITIES ARE TRANSFERRED WITHOUT CONSIDERATION TO AN AFFILIATE OF SUCH HOLDER OR A CUSTODIAL NOMINEE (WHICH FOR THE AVOIDANCE OF DOUBT SHALL REQUIRE NEITHER CONSENT NOR THE DELIVERY OF AN OPINION).

NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 OR ANY OTHER EXEMPTION UNDER THE SECURITIES ACT OR OF ANY EXEMPTIONS UNDER APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES FOR THE REOFFER, RESALE, PLEDGE OR OTHER TRANSFER OF THE AMERICAN DEPOSITARY SHARES REPRESENTING ORDINARY SHARES BY THE HOLDER. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE SECURITIES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE SECURITIES ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK. THE HOLDER, BY ITS ACCEPTANCE OF SECURITIES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.”

(b)        If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

5.8       Accredited Investor. Such Investor is (a) an “accredited investor” within the meaning of Rule 501(a) of Regulation D and has executed and delivered to the Company a questionnaire in substantially the form attached hereto as Exhibit C (the “Investor Questionnaire”), which the Investor represents and warrants is true, correct and complete, and (b) a sophisticated institutional investor with sufficient knowledge and experience in investing in private equity transactions to properly evaluate the risks and merits of its purchase of the Securities. Such Investor has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Securities and participation in the transactions contemplated by the Transaction Documents (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to such Investor, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under such Investor’s charter, bylaws or other constituent document or under any law, rule, regulation, agreement or other obligation by which such Investor is bound and (v) are a fit, proper and suitable investment for such Investor, notwithstanding the substantial risks inherent in investing in or holding the Securities.

5.9        Independent Investment Decision. Such Investor understands that nothing in the Transaction Documents or any other materials presented by or on behalf of the Company to such Investor in connection with the purchase of the Securities constitutes legal, tax or investment advice. Such Investor has consulted such legal, tax and investment advisors as it, in their sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

5.9       No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (a) any advertisement, article, notice or other communication published in any newspaper, magazine, website, or similar media, or broadcast over television or radio, or (b) any seminar or meeting to which such Investor was invited by any of the foregoing means of communications.

5.10      Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.11     Short Sales and Confidentiality Prior to the Date Hereof. Other than consummating the transactions contemplated hereunder, such Investor has not, nor has any Person acting on behalf of or pursuant to any understanding with such Investor, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Investor was first contacted by the Company or any other Person regarding the transactions contemplated hereby and ending immediately prior to the date hereof.  Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities. Other than to other Persons party to this Agreement and other than to such Person’s affiliate or outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, regulatory or administrative tasks and services and other than as may be required by law or regulation, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).  Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude or prohibit any actions, with respect to the identification of, the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

5.12      No Government Recommendation or Approval. Such Investor understands that no United States federal or state agency, or similar agency of any other country, has reviewed, approved, passed upon, or made any recommendation or endorsement of the Company or the purchase of the Securities.

5.13      No Intent to Effect a Change of Control. Such Investor has no present intent to effect a “change of control” of the Company as such term is understood under the rules promulgated pursuant to Section 13(d) of the 1934 Act.

5.14      Residency. Such Investor’s office in which its investment decision with respect to the Securities was made is located at the address immediately below such Investor’s name on its signature page hereto.

5.15     No Conflicts. The execution, delivery and performance by such Investor of the Transaction Documents and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Investor, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Investor is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Investor, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Investor to perform its obligations hereunder.

5.16      Qualified Investor.

(a)         If the Investor is a person in a member state of the European Economic Area, such investor is a “qualified investor” as defined in the Prospectus Regulation.

(b)        If the Investor is a person in the United Kingdom, such investor is a “qualified investor” as defined in the UK Prospectus Regulation who (i) has professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and/or (ii) is a high net worth body corporate, unincorporated association and partnership and trustee of high value trusts as described in Article 49(2)(a) to (d) of the Order.

5.17      UK Securities Requirements. The Investor has complied and will comply with all applicable provisions of FSMA and the UK Financial Services Act 2012 with respect to anything done by the Investor in relation to the Securities in, from or otherwise involving the United Kingdom.

5.18     No “Bad Actor” Disqualification. The Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the 1933 Act, and the Investor’s responses in the questionnaire delivered to the Company by the Investor related to qualification under Rule 506(d)(1) remain true and correct as of the date hereof.

6.          Conditions to Closing.

6.1        Conditions to the Investors’ Obligations. The obligation of each Investor to purchase the Securities is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Closing Date, of the following conditions, any of which may be waived by such Investor (as to itself only):

(a)        The representations and warranties made by the Company in Section 4 hereof shall be true and correct in all material respects, except for those representation and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects, as of the date hereof and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

(b)        The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(c)        The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(d)        The Company shall have executed and delivered the Registration Rights Agreement.

(e)       No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any Governmental Entity, shall have been issued, and no action or proceeding shall have been instituted by any Governmental Entity, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(f)         The Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in subsections (a), (b), (c) and (e) of this Section 6.1.

(g)       The Company shall have delivered a Certificate, executed on behalf of the Company by its Secretary, dated as of the Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement, the other Transaction Documents and the issuance of the Securities, certifying the current versions of the articles of association of the Company.

(h)        The Investors shall have received opinions from Cooley LLP and Cooley (UK) LLP, the Company’s counsel, dated as of the Closing Date, in form and substance reasonably acceptable to the Investors and addressing such legal matters as the Investors and the Company reasonably agree.

(i)         There shall have been no Material Adverse Effect with respect to the Company since the date hereof.

(j)         No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the ADSs.

6.2        Conditions to Obligations of the Company. The Company’s obligation to sell and issue Securities to any Investor is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a)        The representations and warranties made by such Investor in Section 5 hereof shall be true and correct in all material respects as of the date hereof, and shall be true and correct in all material respects, except for those representations and warranties qualified by materiality or material adverse effect, which shall be true and correct in all respects, as of the date hereof and as of the Closing Date, as though made on and as of such date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

(b)        Such Investor shall have performed or complied with in all material respects all obligations and covenants herein required to be performed by such Investor on or prior to the Closing.

(c)       No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any Governmental Entity, shall have been issued, and no action or proceeding shall have been instituted by any Governmental Entity, enjoining or preventing the consummation of the transactions contemplated by this Agreement.

(d)        The Investors shall have obtained any and all applicable consents, permits, approvals, registrations and waivers necessary for the consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(e)        Such Investor shall have executed and delivered the Registration Rights Agreement and an Investor Questionnaire.

(f)         Any Investor purchasing the Securities shall have paid in full its aggregate purchase price to the Company.

6.3        Termination of Obligations to Effect Closing; Effects.

(a)        The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Closing shall terminate upon the mutual written consent of the Company and the Investors that agreed to purchase a majority of the Securities to be issued and sold pursuant to this Agreement (but shall include the consent of the GA Vehicle).

(b)        In the event of termination by the Company and the Investors of their respective obligations to effect the Closing pursuant to Section 6.3(a), written notice thereof shall be given to the other Investors by the Company. Nothing in this Section 6.3 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

7.          Covenants and Agreements of the Parties.

7.1       Nasdaq Listing. The Company will use commercially reasonable efforts to continue the listing and trading of its ADSs on Nasdaq and, in accordance therewith, will use commercially reasonable efforts to comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

7.2        Removal of Legends.

(a)       In connection with any sale, assignment, transfer or other disposition of the Private Placement ADSs or, as applicable, any ADSs to be issued to Investors that represent the Private Placement Non-Voting Ordinary Shares re-designated as Ordinary Shares, by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable ADSs and upon compliance by the Investor with the requirements of the Transaction Documents, if requested by an Investor, the Company shall use commercially reasonable efforts to cause the Depositary to remove any restrictive legends related to the book entry account holding such ADSs and make a new, unlegended entry for such book entry ADSs sold or disposed of without restrictive legends, provided that the Company and the Depositary have timely received from the Investor customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith.

(b)       Subject to receipt from an Investor by the Company and the Depositary of customary representations and other documentation reasonably acceptable to the Company and the Depositary in connection therewith, upon the earliest of such time as the Private Placement ADSs or, as applicable, the ADSs to be issued to Investors that represent the Private Placement Non-Voting Ordinary Shares that have been re-designated as Ordinary Shares, (i) have been sold pursuant to Rule 144 or (ii) are eligible for resale under Rule 144(b)(1) or any successor provision, the Company shall, in accordance with the provisions of this Section 7.2(b), (A) deliver to the Depositary irrevocable instructions that the Depositary shall make a new, unlegended entry for such book entry ADSs, and (B) cause its counsel, subject to receipt by such counsel of such customary representations and other documentation reasonably requested by such counsel, to deliver to the Depositary one or more opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act if required by the Depositary to effect the removal of the legend in accordance with the provisions of the Transaction Documents. ADSs subject to legend removal hereunder may be transmitted by the Depositary to the Investor by crediting the account of the Investor’s prime broker with the DTC System as directed by the Investor. The Company shall be responsible for the fees of the Depositary for which it is responsible in accordance with the Deposit Agreement and all DTC fees associated with such issuance.

7.3       Transfer Restrictions. Each Investor agrees that it will sell, transfer or otherwise dispose of the Securities only in compliance with all applicable state and federal securities laws and that any Securities sold by such Investor pursuant to an effective registration statement will be sold in compliance with the plan of distribution set forth therein.

7.4        Fees.  The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions (other than for Persons engaged by any Investor) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to placement agents as the Company may engage in connection with the transactions contemplated by the Transaction Documents.

7.5        Short Sales and Confidentiality After the Date Hereof. Each Investor covenants that, it will not, nor will it cause any Affiliates acting on its behalf or pursuant to any understanding with it to, execute any Short Sales during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced or (ii) this Agreement is terminated in full. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Each Investor covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company, such Investor will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction), other than to such Person’s outside attorney, accountant, auditor or investment advisor only to the extent necessary to permit evaluation of the investment, and the performance of the necessary or required tax, accounting, financial, legal, or administrative tasks and services and other than as may be required by law. Each Investor understands and acknowledges that the SEC currently takes the position that coverage of Short Sales of shares of the ADSs “against the box” prior to effectiveness of a resale registration statement with securities included in such registration statement would be a violation of Section 5 of the 1933 Act, as set forth in Item 239.10 of the Securities Act Rules Compliance and Disclosure Interpretations compiled by the Office of Chief Counsel, Division of Corporation Finance.

7.6        Filings.

(a)        The Company shall make all filings with the SEC and its Trading Market as required by the transactions contemplated hereby. With respect to any re-designation of Private Placement Non-Voting Ordinary Shares as Ordinary Shares (in accordance with the articles of association of the Company), the Company and each Investor (i) shall use their respective commercially reasonable efforts to promptly file or cause to be filed, (x) within ten (10) Business Days from the date that either the Company or any Investor provides any notice of exercise (for which within five (5) Business Days the Investor determines that a filing under the HSR Act is required, and so notifies the Company), all required filings under the HSR Act and, (y) as promptly as reasonably practicable, all required filings under other applicable antitrust laws and foreign direct investment laws that the Company and any Investor reasonably determines in good faith to be necessary or appropriate to effect the transactions contemplated by this Agreement, (ii) shall consult and cooperate with each other in the preparation of such filings, and (iii) shall promptly inform the other parties of any material communication received by such party from any Governmental Entity regarding the transactions contemplated by this Agreement and shall enable the other party to participate in any communications and meetings with any Governmental Entity regarding the transactions contemplated by this Agreement unless prohibited by the Governmental Entity.  Any such materials may be redacted to the extent necessary to comply with any contractual obligations and applicable law and address legal privilege or confidentiality concerns. Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 7.6 as “outside counsel only”.

(b)        It is acknowledged that the GA Vehicle is purchasing Private Placement Non-Voting Ordinary Shares pursuant to this Agreement with the intention of (A) making a filing under the HSR Act with the U.S. Federal Trade Commission and Antitrust Division of the U.S. Department of Justice as soon as reasonably practicable following the Closing Date and (B) upon receipt of the relevant clearance and/or expiration of the relevant waiting period, (i) electing to re-designate the relevant Private Placement Non-Voting Ordinary Shares as Ordinary Shares in accordance with the provisions of the Company’s articles of association and (ii) depositing such Ordinary Shares with the Custodian for issue of ADSs, in each case as soon as reasonably practicable thereafter.

(c)        The Company, the GA Vehicle, Baker Brothers Life Sciences, L.P. and 667, L.P. (the “Majority Investors”) acknowledge that the ultimate deposit of such Ordinary Shares (following the re-designation of Private Placement Non-Voting Ordinary Shares as Ordinary Shares) with the Custodian for issue and receipt of ADSs is integral and inherently linked to the Company’s capital raising through the aforementioned Investors’ subscription for, and the issuance of, the Private Placement Non-Voting Ordinary Shares.

(d)        The Company and GA Vehicle shall use all commercially reasonable efforts to assist the GA Vehicle in procuring the issue and receipt of ADSs in exchange for the deposit of the Ordinary Shares (following the re-designation of Private Placement Non-Voting Ordinary Shares as Ordinary Shares) with the Custodian, which may be in the form of restricted ADSs depending on affiliate status.

(e)        The Company will, at the Company’s sole cost, as soon as reasonably practical following Closing, submit a non-statutory clearance to Her Majesty’s Revenue and Customs, seeking confirmation that the transfer of the Ordinary Shares (following the re-designation of Private Placement Non-Voting Ordinary Shares as Ordinary Shares) to the Custodian will not attract U.K. stamp duty or stamp duty reserve tax.  The Company will provide a draft of such clearance application to the Majority Investors a reasonable time in advance of submission will consider in good faith their reasonable comments on the same. For the avoidance of doubt, any U.K. stamp duty or stamp duty reserve tax, if applicable, will be payable by the respective Investor.

8.          Restrictions on Dispositions.

8.1        Certain Tender Offers. Notwithstanding any other provision of this Section 8, this Section 8 shall not prohibit or restrict any disposition of ADSs, Ordinary Shares, and/or Non-Voting Ordinary Shares  by an Investor or any of its Affiliates into (a) a tender offer by a third party which is not opposed by the Company’s Board of Directors (but only after the Company’s filing of a press release or other public notice with the SEC disclosing the recommendation of the Company’s Board of Directors with respect to such tender offer), (b) an issuer tender offer by the Company, (c) in connection with either: (i) the acceptance of a general offer for more than 50% of the ordinary share capital of the Company (or any part of it) or (ii) the provision of an irrevocable undertaking to accept an offer referred to in clause (i) above, (d) in connection with (i) any compromise or arrangement under Part 26 of the Companies Act providing for the acquisition by any person (or group of persons acting in concert) of more than 50% of the Ordinary Shares in issue and which compromise or arrangement is recommended by the Company’s Board of Directors, agreed by the requisite majorities of the members of the Company and sanctioned by the U.K. High Court; or (ii) the provision of an irrevocable undertaking to vote in favor of a compromise or arrangement referred to in clause (i) above, or (e) pursuant to any sale, transfer or arrangement under section 110 of the United Kingdom Insolvency Act 1986 in relation to the Company.

8.2        Insider Trading. In addition to the restrictions in the Transaction Documents on the disposition of ADSs, Ordinary Shares, and/or Non-Voting Ordinary Shares and ordinary share equivalents of the Company, each Investor hereby acknowledges that it is aware that the United States and other applicable securities laws prohibit any person who has material, non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company or from communicating such information to any other person, including under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

8.3        Material Non-Public Information. Each Investor acknowledges that some of the information provided by the Company in connection with the purchase of the Securities may constitute “material non-public information” within the meaning of Rule 10b-5 of the Exchange Act and United States securities laws. Each Investor acknowledges that (a) the information shared with the Investor may include material non-public information concerning the Company, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable law, including U.S. and U.K. securities laws. Such Investor acknowledges and agrees that Investor is prohibited from any buying or selling of the Company’s securities on the basis of material non-public information until after the information either becomes publicly available by the Company (such as in the Company’s SEC Reports) or ceases to be material. Purchaser acknowledges that it is aware of the restrictions of applicable securities laws, including Rule 10b-5 under the 1934 Act, relating to the trading in securities of an issuer, including while in possession of material non-public information regarding that issuer. Such Investor shall continue to make its own decisions in taking or not taking action under or based upon this Agreement or any related agreement or any document furnished hereunder or thereunder, and in regards to ability to engage in trading, investment or other market-related activities in compliance with applicable law with respect to the Company’s securities.

9.          Survival and Indemnification.

9.1        Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for the applicable statute of limitations.

9.2       Indemnification. The Company agrees to indemnify and hold harmless each Investor and its Affiliates, and their respective directors, officers, representatives, trustees, members, managers, employees, investment advisers and agents, each Person who controls an Investor (within the meaning of Section 15 of the 1933 Act and Section 20 of the 1934 Act) (collectively, the “Indemnified Parties”), from and against any and all losses, claims, damages, liabilities, and expenses (including, without limitation, reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (excluding any taxes)  (collectively, “Losses”) to which such Indemnified Party may become subject as a result of any (i) inaccuracy, violation or breach of any of the Company’s representations or warranties made in the Transaction Documents; or (ii) any breach or failure to perform by the Company of any of its covenants and obligations contained herein, and will reimburse any such Indemnified Party for all such amounts as they are incurred by such Indemnified Party, except to the extent such Losses resulted from such Indemnified Party’s gross negligence, fraud or willful misconduct or to the extent such Losses are attributable to an Investor’s breach of a representation, warranty, covenant or agreement made by or to be performed on the part of such Investor under the Transaction Documents.

9.3        Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

10.        Miscellaneous.

10.1      Adjustments

(a)
Adjustments in ADS Numbers and Prices. In the event of any share split, subdivision, dividend or distribution payable in shares of ADSs (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of ADSs), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference in any Transaction Document to a number of shares or a price per share shall be amended to appropriately account for such event (without duplication, to the extent the relevant Transaction Document provides for such amendment therein).

(b)
Equitable Adjustments to Ordinary Shares. The Company agrees with the Investors that in the event of any adjustment to the number of Ordinary Shares in issue by virtue of (i) a sub-division or consolidation of the Ordinary Shares or other adjustment to the nominal value per Ordinary Share or (ii) the payment of a dividend by the issue of new Ordinary Shares (scrip dividend) or the capitalization of profits and application of such sums to pay up new Ordinary Shares (bonus issue), in each case, the Company will use all reasonable efforts to procure that such adjustment is also applied to the Non-Voting Ordinary Shares on a pari passu basis, such that any holder of Non-Voting Ordinary Shares would not be disadvantaged as a result of such adjustment of the number of Ordinary Shares in issue, including in connection with any re-designation of Non-Voting Ordinary Shares into Ordinary Shares pursuant to Articles 6.8 and 6.9 of the Company’s articles of association.

10.2      Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or each of the Investors, as applicable, provided, however, that an Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a transaction complying with applicable securities laws without the prior written consent of the Company or the other Investors, provided such assignee agrees in writing to be bound by the provisions hereof that apply to Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, consolidation, share exchange or similar business combination transaction in which the ADSs are converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term “Company” shall be deemed to refer to such Person and the term “Securities” shall be deemed to refer to the securities received by the Investors in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.3      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signatures complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.4      Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5      Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by e-mail, then such notice shall be deemed given upon receipt of confirmation of receipt of an e-mail transmission, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (A) receipt of such notice by the recipient or (B) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days’ advance written notice to the other party:

If to the Company:

Immunocore Holdings plc
92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

With a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston St, Boston, Massachusetts 02116
Attention:  Courtney Thorne
Email: cthorne@cooley.com

and

Cooley (UK) LLP
22 Bishopsgate
London EC2N 4BQ United Kingdom
Attention:  Claire Keast-Butler
Email:  ckeastbutler@cooley.com

If to the Investors:

Only to the addresses set forth on the signature pages hereto.

10.6     Expenses. The parties hereto shall pay their own costs and expenses in connection herewith regardless of whether the transactions contemplated hereby are consummated; it being understood that each of the Company and each Investor has relied on the advice of its own respective counsel.

10.7      Amendments and Waivers. Prior to Closing, no amendment or waiver of any provision of this Agreement will be effective with respect to any party unless made in writing and signed by a duly authorized representative of such party. Following the Closing, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the majority of Investors. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term of this Agreement may not be waived with respect to any Investor without the written consent of such Investor unless such amendment or waiver applies to all Investors in the same fashion. Any amendment or waiver effected in accordance with this paragraph shall be binding upon (i) prior to Closing, each Investor that signed such amendment or waiver and (ii) following the Closing, each holder of any Securities purchased under this Agreement at the time outstanding, and in each case, each future holder of all such Securities and the Company.

10.8      Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Investors without the prior consent of the Company, except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Investors shall allow the Company reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, each Investor may identify the Company and the value of such Investor’s security holdings in the Company in accordance with applicable investment reporting and disclosure regulations or internal policies without prior notice to or consent from the Company (including, for the avoidance of doubt, filings pursuant to Sections 13 and 16 of the 1934 Act). The Company shall not include the name of any Investor or any Affiliate or investment adviser of such Investor in any press release or public announcement (which, for the avoidance of doubt, shall not include any SEC Filing to the extent such disclosure is required by SEC rules and regulations) without the prior written consent of such Investor. No later than the Business Day immediately following the date this Agreement is executed, the Company shall issue a press release disclosing all material terms of the transactions contemplated by this Agreement (the “Press Release”). No later than 5:30 p.m. (New York City time) on the fourth Business Day following the date this Agreement is executed, the Company will file a Report on Form 6-K (the “6-K Filing”) attaching the press release described in the foregoing sentence as well as copies of the Transaction Documents. The Company shall not be obligated to issue any public press release or file with the SEC any filing or disclosure if (i) the Company’s board of directors determines that doing so would not be in the best interest of the Company and its shareholders or (ii) the material non-public confidential information disclosed, directly or indirectly, to the Investor was in relation to the Investor’s board appointment or observer right. The Company will allow the Investor, to the extent reasonably practicable, reasonable time to comment on the 6-K Filing, or any other filing related to the Transaction Documents. In addition, the Company will make such other filings and notices in the manner and time required by the SEC or Nasdaq.

10.9      No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

10.10    Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

10.11    Entire Agreement. This Agreement, including the signature pages, Exhibits, the other Transaction Documents and any confidentiality agreement between the Company and each Investor constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

10.12    Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

10.13    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court.  Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

10.14   Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor under any Transaction Document are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under any Transaction Document. The decision of each Investor to purchase the Securities pursuant to the Transaction Documents has been made by such Investor independently of any other Investor. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Transaction Documents for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among the Investors.

[Remainder of page intentionally left blank]

In Witness Whereof, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY:

Immunocore Holdings plc

By:	/s/ Bahija Jallal, Ph.D.
	Name:	Bahija Jallal, Ph.D.
	Title:	Chief Executive Officer

[Signature Page to Securities Purchase Agreement]

In Witness Whereof, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

667, L.P.

By:
BAKER BROS. ADVISORS LP, management company and investment adviser to 667, L.P., pursuant to authority granted to it by Baker Biotech Capital, L.P., general partner to 667, L.P., and not as the general partner.

By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

BAKER BROTHERS LIFE SCIENCES, L.P.

By:
BAKER BROS. ADVISORS LP, management company and investment adviser to Baker Brothers Life Sciences, L.P., pursuant to authority granted to it by Baker Brothers Life Sciences Capital, L.P., general partner to Baker Brothers Life Sciences, L.P., and not as the general partner.

By:	/s/ Scott Lessing
Name: Scott Lessing
Title: President

[Signature Page to Securities Purchase Agreement]

In Witness Whereof, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

RTW MASTER FUND, LTD.

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Director

RTW INNOVATION MASTER FUND, LTD.

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Director

RTW VENTURE FUND LIMITED
By: RTW Investments, LP, its Investment Manager

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

[Signature Page to Securities Purchase Agreement]

In Witness Whereof, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

GA IMC HOLDING, L.P.

By: GA IMC Holding, Ltd.,
its General Partner

By:	/s/ Michael Gosk
Name:	Michael Gosk
Title:	Director

[Signature Page to Securities Purchase Agreement]

In Witness Whereof, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

INVESTOR:

ROCK SPRINGS CAPITAL MASTER FUND LP
By: Rock Springs General Partner LLC

By:	/s/ Kris Jenner
Name:	Kris Jenner
Title:	Member

FOUR PINES MASTER FUND LP
By: Four Pines General Partner LLC

By:	/s/ Kris Jenner
Name:	Kris Jenner
Title:	Member

[Signature Page to Securities Purchase Agreement]

EXHIBIT A

Schedule of Investors

Investor Name	Number of ADSs	Number of Non- Voting Ordinary Shares	Aggregate Purchase Price of Securities

TOTAL

EXHIBIT B

Registration Rights Agreement

EXHIBIT C

Form of Investor Questionnaire